FORM 51-102F3

MATERIALCHANGEREPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")
370-1095 West Pender Street

Vancouver, BC V6E 2M6

Item 2 Date of Material Change

November 21, 2024.

Item 3 News Release

The press release attached asSchedule "A" was released on November 21, 2024 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

November 21, 2024.

Schedule "A"

HIVE Digital Technologies Ltd. Orders 5,000 Canaan Avalon A15-194T ASIC Miners to Boost Global Mining Capacity

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated September 11, 2024.

Vancouver, British Columbia--(Newsfile Corp. - November 21, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (referred to as the "Company" or "HIVE"), a global leader in sustainable blockchain infrastructure is pleased to announce a significant fleet upgrade with the purchase of 5,000 state-of-the-art Avalon A15-194T ASIC miners from Canaan Inc. (NASDAQ: CAN). The terms align with our previous Canaan purchases, which we believe are much better for driving our cash flow and return on capital strategy.

This latest acquisition builds upon the recent purchase of 6,500 Avalon miners announced earlier this month, bringing the total number of new Avalon ASIC miners ordered in November to 11,500.

The addition of these cutting-edge miners will replace older equipment with an efficiency of 30 J/TH and increase HIVE's operational capacity to 6.4 EH/s at an industry-leading efficiency of 19.5 J/TH by the end of the 2025 calendar year. This marks a significant improvement from the current fleet, which operates at 5.6 EH/s with an efficiency of 22.3 J/TH. The upgrade supports HIVE's dedication to operational excellence and an ROI-driven approach to capital allocation.

Frank Holmes, Executive Chairman of HIVE, commented: "Our treasury management strategy enables us to invest in high-impact, next-generation ASICs, improving our operational efficiency while increasing our Bitcoin holdings. With our 100 MW green energy facility under development in Paraguay, we're well-positioned to deliver long-term growth for shareholders and cement our status as a leading, geographically diversified Bitcoin miner. Further, the relationship between our two companies highlights the importance of building long-term relationships, and Canaan's machines are workhorses."

Aydin Kilic, President and CEO of HIVE, added: "This investment in Canaan's Avalon A15-194T miners represents a crucial step in enhancing our ROI-focused strategy. We worked closely with Canaan to secure competitive pricing and payment terms for their premier Avalon series, which delivers 194 TH/s per unit and robust ROI in both bull and bear market conditions. Sustainability and efficiency remain at the core of our operations as we continue to lead in ESG-driven Bitcoin mining."

Nangeng Zhang, Chairman and CEO of Canaan stated: "We are excited to deepen our relationship with HIVE as they work to expand their Bitcoin mining operations. This follow-on order for additional A15 Series mining machines will allow us to work even more closely with HIVE. With an exceptional team, HIVE is clearly dedicated to advancing ESG-focused initiatives, including green energy integration, grid balancing, and heat recovery, while working to achieve their Bitcoin mining goals. Canaan is committed to helping HIVE succeed in its goal of creating a flexible energy infrastructure platform designed to evolve alongside breakthrough technologies for decades to come."

HIVE remains committed to advancing its position as a global leader in sustainable blockchain infrastructure, leveraging cutting-edge technology to enhance its mining capabilities while upholding its ESG values.

Paraguay Update:

Mr. Kilic provided an update on HIVE's 100 MW expansion in Paraguay: "Construction is currently underway, and we are on track to achieve 30 MW of mining capacity, which is approximately 2 EH/s, by early Q2 2025. This will raise HIVE's total hashrate to 8.3 EH/s by the end of Q2 2025, following our internal upgrades to reach 6.4 EH/s by March 2025."

1Assumes 100 MWParaguay expansion 20% operational

2Assumes 100 MWParaguay expansion fully operational

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/230843_0532066964cda98f_001full.jpg

The chart above illustrates HIVE's hashrate growth profile, reflecting the recent order of 11,500 Canaan miners. It also incorporates the complete strategic expansion of 100 MW in Paraguay, which is anticipated to be fully operational by the third quarter of 2025. This expansion aims for a targeted hashrate of 12.8 EH/s, with a fleet efficiency of 17.25 J/TH.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company focused on advancing sustainable blockchain and AI infrastructure powered by green energy. HIVE was the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017 and is committed to reducing environmental impact and optimizing operational efficiency. With data centers in Canada, Sweden, and soon Paraguay, HIVE is a global leader in digital asset mining and AI computing solutions.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/230843